UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment #1)

PennyMac Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

70932M107

(CUSIP Number)

November 18, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐     Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7 Pages

CUSIP NO. 70932M107

1	Names of Reporting Persons:
I.R.S. Identification Nos. of above person (entities only)
Sheila Kurland
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
146,993
	6	Shared Voting Power
0
	7	Sole Dispositive Power
146,993
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
146,993
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9)
.1%
12	Type of Reporting Person (See Instructions)
Individual

CUSIP NO. 70932M107	Schedule 13G	Page 3 of 7 Pages

1	Names of Reporting Persons:
I.R.S. Identification Nos. of above person (entities only)
Kurland Family Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
California
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
31,449
	6	Shared Voting Power
0
	7	Sole Dispositive Power
31,449
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
31,449
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9)
.1%
12	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 70932M107	Schedule 13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer
PennyMac Financial Services, Inc.

(b)	Address of Issuer's Principal Executive Offices
3043 Townsgate Road, Westlake Village, CA 91361

Item 2.

(a)	Name of Person Filing:
This amended Schedule 13G is filed by Kurland Family Investments, LLC (the “Family LLC”) and Sheila Kurland (“Ms. Kurland” and, together with the Family LLC, the “Reporting Persons”) pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto. Ms. Kurland is the sole manager of the Family LLC and, in that capacity, may be deemed to be the beneficial owner of the shares of common stock of the Issuer held by the Family LLC. Ms. Kurland is also the sole trustee of the 1998 Kurland Family Revocable Trust (the “Family Trust”) and, in that capacity, may be deemed to be the beneficial owner of the 115,544 shares of common stock of the Issuer held by the Family Trust. Ms. Kurland disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence
3043 Townsgate Road, Westlake Village, CA 91361

(c)	Citizenship
The Family LLC is a limited liability company organized under the laws of California and Ms. Kurland is a citizen of the United States.

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP Number
70932M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 70932M107	Schedule 13G	Page 5 of 7 Pages

I.	Ms. Kurland

(a)	Amount Beneficially Owned:
146,993

(b)	Percent of Class:
.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote.
146,993

(ii)	Shared power to vote or to direct the vote.
0

(iii)	Sole power to dispose or to direct the disposition of.
146,993

(iv)	Shared power to dispose or to direct the disposition of.
0

II.	The Family LLC

(a)	Amount Beneficially Owned:
31,449

(b)	Percent of Class:
.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote.
31,449

(ii)	Shared power to vote or to direct the vote.
0

(iii)	Sole power to dispose or to direct the disposition of.
31,449

(iv)	Shared power to dispose or to direct the disposition of.
0

CUSIP NO. 70932M107	Schedule 13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP NO. 70932M107	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 18, 2021

/s/Sheila Kurland
Sheila Kurland

KURLAND FAMILY INVESTMENTS, LLC

/s/ Derek W. Stark, attorney-in-fact for Kurland Family Investments, LLC
Derek W. Stark, attorney-in-fact for Kurland Family Investments, LLC